
HINDALCO
ADITYA BIRLA GROUP

03 SEP -2 7:21

19th August, 2003


03029680

The Stock Exchange, Mumb
Phiroze Jeejeebhoy Towers,
Dalal Street
MUMBAI - 400 001.
Fax No. 272 2037/272 3121/2722041

SUPPL

Kind Attn:- Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

This is to inform you that the Company has today divested 39,15,871 equity shares of Indo Gulf Fertilisers Ltd. (IGFL), being its entire 8.68% equity stake held in IGFL, for an aggregate value of Rs. 29.37 crores, representing a value of Rs. 75 per share through open market transaction(s).

With the aforesaid divestment, the Company's holding in IGFL has become nil.

Thanking you.

Yours faithfully

For **Hindalco Industries Limited**

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Anil J. Jhala
Joint President (Treasury) &
Company Secretary

Cc.

The Secretary
The Calcutta Stock Exchange Association Limited
7, Lyons Range
KOLKATA - 700 001.
Fax No. (033) 2202514/2104500

9/9

The Secretary
Madras Stock Exchange Ltd.,
Exchange Building
11, Second Line Beach
CHENNAI - 600 001.
Fax No. (044) 5244897

The Secretary
The Delhi Stock Exchange Association Limited
West Plaza, Indira Gandhi Stadium
Indraprastha Estate
NEW DELHI - 110 002.
Fax No. 011 3292181

The Secretary
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI - 400 051.
Tel. No. 6598100/6598235/36
Fax No. 6598237/38

The Secretary
National Securities Depository Ltd.,
Trade World, 4th Floor,
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel,
MUMBAI - 400 013.
Fax No. 4972993

The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,

Dalal Street
MUMBAI - 400 001.
Fax No.2723199

The Secretary
Securities and Exchange Board of India
Mittal Court, "B" Wing, 1st Floor
224, Nariman Point
Mumbai - 400 021.
Tel. No.2850451-56
Fax No. 204 5633/2021073

Mr. Bonnie A. Schurnan
The Corporation Trust Company
1209 Orange Street,
Wilmington
Delaware - 19801
U. S. A.

Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL. NO. 00 352 4590-1



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428